Exhibit 99.2

CONSENT OF QUALIFIED PERSON

TO:	The Toronto Stock Exchange
NYSE MKT LLC
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

AND TO:          Platinum Group Metals Ltd.

Re: Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

1.            I, Kenneth Graham Lomberg, am responsible for preparing the technical report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 22' 01”S, Longitude 28° 49' 42”E)" dated effective February 1, 2013, (the “Technical Report”).

2.            I consent to: (a) the public filing of the Technical Report by the Company; (b) the use of extracts from, or a summary of, the Technical Report in the news release of the Company dated March 18, 2013 (the “News Release”) and the material change report of the Company dated March 18, 2013 (the “Material Change Report”) and any publication or use by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

3.            I certify that I have read the News Release and the Material Change Report that the Technical Report supports being filed by the Company and that the News Release and Material Change Report fairly and accurately represent the information in the Technical Report.

Dated this 18th day of March, 2013.

Kenneth Graham Lomberg,
B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat